Fourth Quarter 2025 Results 1

Fourth Quarter 2025 Results 966k Merchants ↑42% Q4’25 YoY 118m Active Klarna consumers ↑28% Q4’25 YoY $38.7b GMV ↑32% Q4’25 YoY (↑23% LfL) $1,082m Total revenue ↑38% Q4’25 YoY (↑32% LfL) $372m Transaction margin dollars ↑17% Q4’25 YoY (↑8% LfL) $47m Adjusted operating profit Q4’25 Transaction margin dollars, adjusted operating profit and like-for-like growth are non-IFRS measures. See "Non-IFRS measures and reconciliations" for more information. 2

Letter from the CEO Dear fellow shareholders, For the past decade, we've been executing on a clear plan: acquire consumers through seamless payments, then deepen those relationships by offering banking services consumers actually want. We've succeeded in the first and most difficult phase; Klarna is a global payments network serving 118 million consumers and 966 thousand merchants across 26 markets. Now we're accelerating phase two: deepening those relationships into banking—cards, savings, and Fair Financing. Q4 proved consumers want a bank who works for, not against, them. Traditional banking monetizes misery through revolving debt. We're building a global digital bank that saves consumers time and money and puts them in control of their finances. Our results show consumers are hungry for it. In Q4 we delivered our first billion-dollar revenue quarter—$1.08 billion, up 38% year-over-year and above guidance, the U.S. grew 58%. GMV hit $38.7 billion. Our most engaged consumers who actively use Klarna's financial services beyond payments grew 101% year-over-year to 15.8 million. These banking consumers generate $107 in revenue per user, more than three times our base population, demonstrating the power of deepening relationships with consumers we already serve. We’ve reached 4.2 million active Klarna Card users, scaling at speed. In the U.S., 25% of card volume now happens in-store, extending Klarna beyond online checkout into everyday spending. At the same time, Fair Financing growth accelerated through the quarter, reaching 193% year-over-year in December as we continue taking market share. Together, these services are strengthening engagement and reinforcing Klarna’s position beyond payments, as a global digital bank. We’re delivering this while fundamentally reshaping our cost base through focused, disciplined AI adoption. Revenue per employee has reached $1.24 million, up 3.6x since 2022, while headcount is down 49% and we’re simultaneously increasing compensation per employee — becoming more efficient as a company while ensuring the value created is shared with the people driving it. Transaction margin dollars before Provision for credit losses grew 31% to $622 million, reflecting the strength of our underlying business model. Transaction margin dollars came in at $372 million, below our $390-400 million guidance, primarily driven by the faster-than-anticipated adoption of our expanded banking offerings. As our banking service adoption accelerates at a rapid pace, we provision upfront for future expected credit losses on new cohorts while revenue is recognized over time. When growth outpaces expectations, those day-one provisions temporarily weigh on margins— even when credit quality remains strong and lifetime economics are attractive. This is value creation that is deferred. We built the network. Now we are converting that scale into banking. I could not be more excited about what lies ahead. Thank you to our shareholders, partners, and employees for building it with us. Sebastian Siemiatkowski CEO and co-founder, Klarna 3

Letter from the CFO As Sebastian mentioned, we have excelled at the hardest part of Klarna’s journey: building a scaled, global transaction relationship at the point of sale. Even as this foundation was established, our consumer base expanded to 118m active consumers, up 28% year-over-year. In the U.S., Klarna now serves 29m consumers, with 11% of the population having used Klarna in the last 12 months. This scale, achieved across markets and verticals, provides a strong platform for the next phase of growth. We are focusing on deepening consumer relationships by expanding everyday usage across a broader set of financial services — particularly through the Klarna Card, which enables everyday spending, savings, deposit and current accounts, alongside a wider range of loan and credit products. This is already translating into higher engagement: during the quarter, active Klarna Card users increased to 4.2m, up 1.9m quarter-over-quarter, providing a strong foundation for accelerating volume growth. Volume outperformance led by deepening consumer engagement GMV grew 32% year-over-year (23% like-for-like) in Q4’25, with like-for-like growth consistent with the prior quarter. U.S. GMV grew 43% year-over-year in Q4’25. Total GMV reached $38.7b, exceeding guidance, driven by stronger momentum into November and December. Engagement across Klarna’s product suite continued to deepen in Q4’25, driving a step-up in adoption of higher-frequency use cases among existing consumers. Fair Financing GMV growth accelerated from 139% year-over-year in Q3’25 to 165% in Q4’25 ($4.5b), reaching 193% in December, reflecting increased repeat usage as consumers expanded beyond single-product behavior. Similarly, Klarna Card GMV growth increased from 92% in Q3’25 to 209% in Q4’25, with December growth reaching 261%. The Card now represents 15% of total transactions, supported by both rapid user adoption and higher transaction intensity. This momentum is supported by continued expansion of our merchant network. In Q4’25, we added a record 285k merchants year-over-year, including more than 115k in the quarter, bringing total merchants to 966k. Adoption of Fair Financing also broadened, with 20% of merchants now offering Fair Financing, up from 18% in the prior quarter, further expanding distribution and reinforcing consumer adoption. Distribution partnerships remain central to our growth strategy. Stripe continues to ramp, while integrations with Worldpay, JPMorgan Payments, and Clover are progressing as planned. We also began to rollout with Nexi, starting with the launch of Paytrail, advancing our objective of making Klarna available everywhere Visa is accepted and expanding long-term distribution. 4 GMV Growth YoY 6% 21% 25% 32% Q1'25 Q2’25 Q3’25 Q4’25

Revenue exceeds guidance as consumers expand usage across products Revenue grew 38% year-over-year (32% like-for-like) in Q4’25, representing a 10 percentage point quarter-over-quarter acceleration in growth rate, including a 6 percentage point acceleration on a like-for-like basis. Revenue exceeded guidance, reaching $1,082m, above the upper end of our outlook. U.S. revenue grew 58% year-over-year, accelerating from 51% in the prior quarter, reflecting continued adoption of Fair Financing. Revenue acceleration at both the U.S. and Group level was driven by the compounding effect of Fair Financing originations from prior periods, as interest income continues to accrue over the life of those loans, alongside the first-time offloading of $1.6b of Fair Financing receivables. Revenue growth remained broad-based, with transaction and service revenue accelerating to 24%, up from 19% in the prior quarter. This acceleration was supported by continued strength across payments and financing, alongside early progress in subscriptions. Total subscriptions reached 3.5m during the quarter, many of which are currently in trial periods and are expected to contribute to monetization in coming quarters as trials convert. Transaction margin dollar progression Transaction margin dollars grew 17% year-over-year in Q4’25, representing a 28 percentage point quarter-over-quarter acceleration, but came in at $372m, below our guidance range. This variance was primarily driven by the adoption of our expanding set of banking services growing faster than we expected, including Fair Financing GMV growing at 165% year-over-year. Importantly, this dynamic does not reduce the underlying profitability of Fair Financing, but defers profitability during periods of rapid growth. The fact that Transaction Margin accelerated quarter-over-quarter points to the compounding nature of our model, as more of our cohorts mature revenue is compounding at a faster rate. Credit metrics remain controlled while consumer engagement grows Even with the strong growth in Fair Financing, delinquency rates remain stable. Provision for credit losses declined to 0.65% of GMV in Q4’25, down 7 basis points quarter-over-quarter. This reflects stable delinquency trends and the impact of increased offloading activity, which reduced on- balance-sheet exposure, even as Fair Financing continued to scale. 5 Provision for credit losses (% of GMV) 0.53% 0.54% 0.56% 0.72% 0.65% Provision for credit losses Q4'24 Q1'25 Q2'25 Q3'25 Q4'25

This progress is reflected in 30+ days past due delinquency rates, which show a consistently improving trend as models have matured. Importantly, both delinquency and charge-off performance remain within the expected ranges, as shown in the charge-off data below. 6 Quarter of origination US Fair Financing 30+ days past due delinquency rates 2023 2024 2025 Q1 Q2 Q3 Q4 0.0% 1.0% 2.0% 3.0% 4.0% Quarter of origination US Fair Financing 60+ days past due delinquency rates 2023 2024 2025 Q1 Q2 Q3 Q4 0.0% 1.0% 2.0% 3.0% 4.0% Months since origination U.S. Fair Financing charge-offs Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 6 8 10 12 14 16 18 20 22 24 0.0% 1.0% 2.0% 3.0% 4.0%

Forward flows support capital light growth Forward flows support capital-light growth. As we scale longer-duration products like Fair Financing, we increasingly use forward-flow agreements to sell receivables to institutional investors, transferring credit exposure off our balance sheet and accelerating revenue, which is an effective way to support our growth. In Q4, we offloaded $1.6b of Fair Financing receivables and recorded a gain on sale of $73m, primarily related to U.S. Fair Financing, reflecting the value investors assign to these assets. For Pay Later, the mechanics differ. We retain the merchant fee, which represents the majority of the product's economics, and sell the consumer receivable. Because we keep the higher-margin revenue stream, the sale price is typically below the originated loan value, resulting in an accounting loss reflected in funding costs as we reduce our capital and funding requirements. During Q4 the impact on our funding costs was $78m, driven by seasonal volume growth and the expansion of our U.S. offloading program. Operating Leverage Continues as Revenue Outpaces Costs Since Q4’22, revenue has grown 104% while operating expenses have decreased 8%, reflecting sustained operating leverage driven by AI-enabled productivity and strong cost discipline. This dynamic continued in Q4’25, with adjusted operating expenses up 18% year-over-year (11% like-for-like) —well below revenue growth of 38% (32% like-for-like). We continued to prioritize investment in technology and product development, with spend increasing 44% (32% like-for-like) as we proactively invested in engineering capacity and core platform capabilities. At the same time, AI-driven efficiency gains enabled tight cost control across the rest of the organization. General and administrative expenses declined 1% year-over-year ((6)% like-for-like), while customer service and operations grew only 10% (2% like-for-like) despite strong volume growth. Sales and marketing expenses increased 17% (10% like-for-like), a deceleration of 14 percentage points quarter-over-quarter, as we supported product adoption while maintaining disciplined spend. We exited 2025 with stronger-than-expected GMV growth and accelerating adoption of Fair Financing and the Klarna Card, driven by deeper engagement from existing consumers. As more consumers adopt additional products, costs are recognized upfront while revenue is earned over the quarters that follow, which delays reported margins even as long-term profitability increases. This is a natural consequence of success: faster consumer adoption defers earnings today while building a larger and more durable profit pool for the future. Niclas Neglen Chief Financial Officer 7 $530m $1,082m $352m $325m Total revenue Adjusted operating expenses Q4'22 Q4'23 Q4'24 Q4'25

Financial outlook

	Q1'26	Q1'26 (% YoY)	2026
GMV	$32-$33b	26%-30%	>$155b
Revenue	$900-980m	28%-40%	>2.80% (as % of GMV)
Transaction margin dollars (TMD)	$300-$340m	*11%-26%*	>1.04% (as % of GMV)
Adjusted operating profit	$5-$35m	51%-959%	>6.9% (as % of Revenue)

Assumptions embedded within the outlook
Product mix
We expect adoption of our banking products, particularly Fair Financing and Card, to remain key drivers of growth beyond continued network growth. As Fair Financing scales, we expect percentage GMV growth to moderate beginning in Q2 due to comparables and Transaction margin dollar growth to accelerate.

Default-on partnerships
We expect to launch default-on partnerships with Worldpay, JP Morgan Payments while continuing to scale our partnerships with Stripe and Nexi. Although these partnerships expand our addressable TAM materially, we expect rollout and merchant activation to be gradual.

Interest rate environment
Our outlook assumes modest declines in short-term benchmark interest rates, in line with current forward curves.

Offloading
We intend to execute additional forward-flow agreements during the year. The timing of these agreements may cause quarterly variability in reported profitability.

FX
The following USD foreign exchange rates are assumed for the guidance period:
- EUR: 1.17
- SEK: 0.11
- GBP: 1.34

We do not attempt to provide reconciliations of forward-looking Transaction margin dollars to the comparable IFRS measure because the impact and timing of potential charges or gains excluded from the calculation of our Transaction margin dollars are inherently uncertain and difficult to predict and are unavailable without unreasonable efforts. In addition, we believe such reconciliations would imply a degree of precision and certainty that could be confusing to investors. Such items could have a material impact on our financial performance.

The financial outlook is only effective as of the date given and will not be updated or affirmed unless and until we publicly announce updated or affirmed guidance. Distribution or reference of this earnings release following the date hereof does not constitute Klarna re-affirming guidance.

Klarna
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Conference call Klarna will host a conference call and webcast to discuss its fourth quarter 2025 financial results on February 19, 2026, at 8:30 am ET. Participating on the call will be: • Sebastian Siemiatkowski, Chief Executive Officer, • Niclas Neglen, Chief Financial Officer, and • Filippa Bolz, Head of Communications The conference call will be webcast live on Klarna’s investor relations website at investors.klarna.com. A replay will be available on the same website following the call. 9

Compounding growth

Amounts in USD millions	Q4'25	Q4'24	YoY
GMV, of which:	38,698	29,382	32%
Fair Financing	4,500	1,696	165%
Transaction and service revenue	743	600	24%
Gain on sale of consumer receivables	73	–	n.m
Interest income	267	181	47%
Total revenue	**1,082**	**781**	**38%**
Processing and servicing	(250)	(161)	56%
Provision for credit losses	(250)	(156)	59%
Funding costs, of which:	(210)	(147)	43%
Interest costs on funding	(132)	(119)	11%
Fair value adjustment on loans sold and held for sale	(78)	(28)	174%
Transaction costs	**(710)**	**(464)**	**53%**
Transaction margin dollars	**372**	**317**	**17%**
Technology and product development	(102)	(71)	44%
Sales and marketing	(106)	(91)	17%
Customer service and operations	(51)	(46)	10%
General and administrative	(66)	(67)	(1)%
Adjusted operating expenses	**(325)**	**(275)**	**18%**
Adjusted operating profit	**47**	**42**	**12%**
- Depreciation, amortization and impairments	(28)	(77)	(64)%
- Share based payments	(33)	(57)	(43)%
- Restructuring and other	2	(8)	n.m
Operating loss	**(11)**	**(101)**	**89%**
Other income (expense)	(5)	147	n.m
Loss before income tax	**(16)**	**46**	**n.m**
Income tax	(10)	(6)	71%
Net loss	**(26)**	**40**	**n.m**

Key Metrics	Q4'25	Q4'24	YoY
Consumers (m)	118	92	28%
Merchants (k)	966	681	42%
Average revenue per active consumer ($)	30	30	(2)%
Revenue take rate	2.80%	2.66%	14 bps
Provision for credit losses (% of GMV)	0.65%	0.53%	11 bps

*Unlike the balance sheet, which shows a snapshot of assets and liabilities as at each period end, Provision for credit losses in the income statement reflect provisions for potential future losses and realized losses associated with all lending activities during the period.

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Definitions Like-for-like (LfL) growth Year-over-year change on a like-for-like basis is calculated by adjusting the relevant metric for the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. Active Klarna consumers Consumers who have made a purchase or a payment using a Klarna-branded product or logged into the Klarna app within the past 12 months, calculated as of the end of that 12-month period. New merchants Refers to the net new number of merchants onboarded year-over-year. Merchants means the businesses that offer their goods and services to consumers on our network. The number of merchants presented refers to the number of unique combinations of brands (e.g., H&M) available on our network and the markets where such brands are available (e.g., Sweden). Gross merchandise volume (GMV) The total monetary value of all completed purchases on our network in that period, excluding any additional fees and any subsequent actions (such as returns, settlements and disputes). Take rate Total revenue as a percentage of GMV. Average revenue per active consumer (ARPAC) Our total revenue for the trailing twelve months, divided by the number of active Klarna consumers over that period. Transaction margin dollars Transaction margin dollars as total revenue less total transaction costs, which consist of processing and servicing costs, provision for credit losses and funding costs. Transaction margin dollars before Provision for credit losses Transaction margin dollars as total revenue less processing and servicing costs and funding costs. Provision for credit losses (% of GMV) Provision for credit losses divided by GMV. Realized losses (% of GMV) Actual loan losses incurred during the period divided by GMV. Upfront provisions (% of GMV) Upfront provisions which primarily reflect expected losses at origination as well as changes in credit risk of on-book loans, divided by GMV. Adjusted operating profit (loss) Adjusted operating profit (loss) is defined as operating profit (loss) excluding (i) depreciation, amortization and impairments, (ii) share-based payments expense, (iii) restructuring costs and expenses related to preparation for an initial public offering. 11

Non-IFRS measures and reconciliations We use certain non-IFRS financial measures to supplement our consolidated financial statements, which are presented in accordance with IFRS. These non-IFRS financial measures include Transaction margin dollars, Transaction margin, Adjusted operating profit (loss), Adjusted operating expenses and Adjusted operating margin. We use these non-IFRS financial measures to facilitate the review of our operational performance and as a basis for strategic planning. We also present period-over-period changes in certain metrics on like-for-like (LfL) basis, which is calculated by adjusting the metric for the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period. Transaction margin dollars and Transaction margin are key performance measures used by our management to measure our ability to attain efficiency and scale and to grow these metrics over time. They measure our success in growing revenue while effectively managing our processing and servicing costs, provision for credit losses and funding costs. In addition, by excluding certain items that are nonrecurring or not reflective of the performance of our normal course of business, we believe that Adjusted operating expenses, Adjusted operating profit (loss) and Adjusted operating margin provide meaningful supplemental information regarding our performance. Accordingly, we believe that these non-IFRS financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are several limitations related to the use of non-IFRS financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-IFRS measures. These non-IFRS measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with IFRS. Other companies, including companies in our industry, may calculate these non-IFRS (or similar non-GAAP) financial measures differently or not at all, which reduces their usefulness as comparative measures. Transaction margin dollars is defined as total revenue less total transaction costs, consisting of processing and servicing, provision for credit losses and funding costs. Transaction margin is calculated by dividing Transaction margin dollars by our total revenue. Adjusted operating profit (loss) is defined as operating profit (loss) excluding (i) depreciation, amortization and impairments, (ii) share-based payments expense, (iii) severance-related restructuring costs and (iv) expenses related to the preparation of the initial public offering (IPO). Adjusted operating expenses are defined as operating expenses excluding (i) depreciation, amortization and impairments, (ii) share-based payments expense and (iii) severance-related restructuring costs. Adjusted operating margin is defined as Adjusted operating profit (loss) divided by our total revenue. Depreciation, amortization and impairments below include amounts recorded within Technology and product development expenses in our consolidated statements of profit and loss. We consider the exclusion of certain nonrecurring or noncash items in calculating Adjusted operating profit (loss), Adjusted operating margin and Adjusted non-transaction-related operating expenses to provide a useful measure for investors and others to evaluate our operating results and expenses in the same manner as management. Revenue, Transaction costs and adjusted operating expenses for the three months ended 30 September 2025 have been adjusted to reflect the divestment of KCO completed October 1, 2024. 12

Forward-looking statements This earnings release contains forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding our future financial performance, business strategy, growth objectives, market opportunities, and operational plans. Words such as "believe," "expect," "anticipate," "intend," "plan," "will," "may," "could," "estimate," and similar expressions identify forward- looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied, including risks related to: • Our ability to retain and grow consumer and merchant relationships; • Competition and technological developments; • Regulatory compliance and licensing requirements; • Credit risk management and funding availability; • General economic conditions and market volatility; and • Our ability to expand into new markets and products. Forward-looking statements reflect our views as of the date of this release and are based on information currently available to us. We undertake no obligation to update any forward-looking statements, except as required by law. Actual results may differ materially from those anticipated. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. 13

Financials and Key Metrics adjusted foreign currency exchange fluctuations

Amounts in USD millions	Statement of profit or loss Q4'25	Q4'24	Like-for-like[1] YoY	
GMV, of which:	38,698	29,382	36,226	29,374
Fair Financing	4,500	1,696		
Transaction and service revenue	743	600	707	599
Gain on sale of consumer receivables	73	–	71	
Interest income	267	181	252	180
Total revenue	**1,082**	**781**	**1,029**	**779**
Processing and servicing	(250)	(161)	(240)	(154)
Provision for credit losses	(250)	(156)	(242)	(156)
Funding costs, of which:	(210)	(147)	(199)	(147)
Interest costs on funding	(132)	(119)		
Fair value adjustment on loans sold and held for sale	(78)	(28)		
Transaction costs	**(710)**	**(464)**	**(681)**	**(457)**
Transaction margin dollars	**372**	**317**	**348**	**322**
Technology and product development	(102)	(71)	(95)	(72)
Sales and marketing	(106)	(91)	(100)	(91)
Customer service and operations	(51)	(46)	(47)	(46)
General and administrative	(66)	(67)	(63)	(67)
Adjusted operating expenses	**(325)**	**(275)**	**(305)**	**(275)**
Adjusted operating profit	**47**	**42**	**43**	**47**
- Depreciation, amortization and impairments	(28)	(77)		
- Share based payments	(33)	(57)		
- Restructuring and other	2	(8)		
Operating loss	**(11)**	**(101)**		
Other income (expense)	(5)	147		
Loss before income tax	**(16)**	**46**		
Income tax	(10)	(6)		
Net loss	**(26)**	**40**		

Key Metrics	Q4'25	Q4'24	Q4'25	Q4'24
Consumers (m)	118	92	118	92
Merchants (k)	966	681	966	681
Average revenue per active consumer ($)	30	30	29	30
Revenue take rate	2.80%	2.66%	2.84%	2.65%
Provision for credit losses (% of GMV)	0.65%	0.53%	0.67%	0.53%

As a global business, foreign currency exchange (FX) fluctuations can impact our results. To better reflect underlying trends, we present like-for-like figures that exclude both KCO and FX effects. In Q4'25, total revenue grew 38%. 6 p.p. of this growth was driven by changes in FX rates, which equates to 32% like-for-like growth. Adjusted operating expenses on the other hand grew by 18% at the headline level, but only 11% on a like-for-like basis, with 7 p.p. of the increase in Q4'25 due to FX.

[1] Like-for-like (LfL) year-over-year growth is calculated by adjusting for the impact of foreign currency fluctuations. The impact of foreign currency fluctuations is calculated by translating the reported amounts in the current period using the exchange rates in use during the comparative prior period.

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Reconciliation of Operating profit (loss) to Transaction margin dollars (TMD)[4]

	As reported	
Amounts in USD millions	**Q4'25**	**Q4'24**
Operating profit (loss)	**$(11)**	**$(101)**
Technology and product development	128	135
Sales and marketing costs	121	101
Customer service and operations	52	54
General and administrative	77	101
Depreciation, amortization (excl. software) and impairments	4	27
Transaction margin dollars	**372**	**317**

Reconciliation of Operating expenses to Adjusted operating expenses[2]

Q4'24	**Operating expenses**	**Restructuring and other**	**Share-based payments**	**Depreciation and amortization**	**Adjusted operating expenses**
Technology and product development	$(135)	$0	$(14)	$(50)	$(71)
Sales and marketing costs	(101)	—	(10)	—	(91)
Customer service and operations	(54)	(5)	(3)	—	(46)
General and administrative	(101)	(4)	(30)	—	(67)
Depreciation, amortization (excl. software) and impairments	(27)	—	—	(27)	—
Total	**(418)**	**(8)**	**(57)**	**(77)**	**(275)**

Q4'25	**Operating expenses**	**Restructuring and other**	**Share-based payments**	**Depreciation and amortization**	**Adjusted operating expenses**
Technology and product development	$(128)	$0	$(7)	$(19)	$(102)
Sales and marketing costs	(128)	—	(23)	—	(106)
Customer service and operations	(52)	—	(1)	—	(51)
General and administrative	(70)	(2)	(2)	—	(66)
Depreciation, amortization (excl. software) and impairments	(4)	4		(8)	—
Total	**(384)**	**2**	**(33)**	**(27)**	**(325)**

[2] Rounding effects may be present in this table.

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Consolidated Statements of Profit or Loss for the Years Ended December 31, 2025, 2024 and 2023 (Unaudited) Year Ended December 31, Amounts in USD millions, except share and per share amounts 2025 2024 2023 Transaction and service revenue ..................................... 2,500 2,136 1,768 Gain on sale of consumer receivables ............................ 73 — — Interest income .................................................................... 937 675 508 Total revenue 3,509 2,811 2,276 Processing and servicing costs ........................................ (809) (596) (541) Provision for credit losses ................................................. (794) (495) (353) Funding costs ....................................................................... (667) (503) (297) Technology and product development ........................... (486) (444) (389) Sales and marketing ............................................................ (414) (328) (381) Customer service and operations .................................... (207) (203) (240) General and administrative ............................................... (306) (281) (270) Depreciation, amortization and impairments ................ (55) (82) (128) Operating expenses .............................................................. (3,739) (2,932) (2,599) Operating loss ........................................................................ (230) (121) (323) Other income (expense) ..................................................... (11) 154 19 Profit (loss) before taxes ..................................................... (241) 33 (304) Tax (expense) benefit ......................................................... (32) (12) 60 Net profit (loss) (273) 21 (244) Whereof attributable to: ...................................................... Shareholders of Klarna Group plc .................................... (294) 3 (249) Non-controlling interests ................................................... 21 12 — Other equity holders ........................................................... — 6 5 Total (273) 21 (244) Net profit (loss) per share attributable to shareholders of Klarna Group plc Basic ....................................................................................... $(0.79) $0.01 $(0.69) Diluted .................................................................................... $(0.79) $0.01 $(0.69) Unlike the balance sheet, which shows a snapshot of assets and liabilities as at each period end, Provision for credit losses in the income statement reflect provisions for future losses and realized losses associated with all lending activities during the period. 16

Consolidated Balance Sheets for the Years Ended December 31, 2025 and 2024 (Unaudited) Year Ended December 31, Amounts in USD millions, except share and per share amounts 2025 2024 Assets Cash and cash equivalents ............................................................................. 3,803 3,243 Debt securities .................................................................................................. 1,518 454 Consumer receivables ..................................................................................... 10,459 8,141 Consumer receivables at fair value through OCI ....................................... 386 — Consumer receivables at fair value through profit and loss ................... 400 2 Settlement and trade receivables ................................................................. 580 493 Property and equipment ................................................................................. 60 85 Goodwill ............................................................................................................... 685 613 Intangible assets ............................................................................................... 383 376 Deferred tax assets .......................................................................................... 36 33 Other assets 487 364 Total Assets 18,797 13,804 Liabilities ............................................................................................................. Accounts payable and accrued expenses .................................................. 655 572 Consumer deposits .......................................................................................... 13,003 9,510 Payables to merchants .................................................................................... 736 696 Notes payable and other borrowings ........................................................... 1,359 513 Deferred tax liabilities ...................................................................................... 2 1 Other liabilities 358 255 Total Liabilities 16,113 11,547 Equity ................................................................................................................... Share capital ...................................................................................................... — — Additional paid in capital ................................................................................. 427 4,646 Other equity instruments ................................................................................ — — Reserves ............................................................................................................. (90) (479) Retained Earnings (Accumulated deficit) .................................................... 2,170 (2,081) Total equity excluding non-controlling interests ......................................... 2,507 2,086 Non-controlling interests ................................................................................ 177 171 Total equity 2,684 2,257 Total equity and liabilities 18,797 13,804 Consumer receivables represents only the amount of outstanding loans receivable, as at each period end, and is net of allowance for future credit losses. This balance is only partially comparable to Provision for credit losses on the income statement as the income statement reports all activity during the period, while the balance sheet is a snapshot of lending outstanding as at the period end date. 17

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023 (Unaudited)

	2025	2024	2023
Operating activities			
Profit (loss) before taxes	(241)	33	(304)
Income taxes paid	(53)	(15)	(11)
Interest expense paid	(425)	(312)	(214)
Interest income received	1,022	558	412
Adjustments for non-cash items in operating activities			
Depreciation, amortization and impairment	125	189	227
Share-based payments	157	92	43
Provisions excluding credit losses	–	1	1
Provision for credit losses	794	671	506
Net gain from divestment	–	(190)	–
Net losses from divestment of shares in equity investments	–	7	–
Financial items including fair value effects	75	(282)	(219)
Changes in the assets and liabilities of operating activities			
Change in Consumer receivables at fair value through OCI	(378)	–	–
Change in consumer receivable at FV through P&L	(413)	(2)	–
Change in consumer receivables	(2,787)	(1,373)	(1,552)
Change in settlement and trade receivables	(32)	197	(172)
Change in notes payable and other borrowings	(32)	(16)	(115)
Change in consumer deposits	2,148	820	1,516
Change in bonds and treasury bills with maturity > 90 days	(852)	286	335
Change in other assets and liabilities	(140)	(77)	355
Cash flow from operating activities	**(1,032)**	**587**	**808**
Investing activities			
Investments in intangible assets	(27)	(44)	(84)
Investments in property and equipment	(3)	(1)	(1)
Sale of fixed assets	–	–	1
Divestment, net of cash disposed	–	188	–
Net purchase of equity investments	–	11	–
Cash flow from investing activities	**(30)**	**154**	**(83)**
Financing activities			
New share issuance	191	–	39
Other equity instruments issued	–	142	–
Other equity instruments redeemed	–	–	(24)
Convertible promissory notes redeemed	–	–	(32)
Subordinated debt issued	–	100	75
Subordinated debt redeemed	–	–	(33)
Notes payable and other borrowings	817	95	(46)
Principal payments of lease liabilities	(20)	(25)	(42)
Cash flow from financing activities	**988**	**312**	**(62)**
Cash flow for the year	**(74)**	**1,053**	**663**
Cash and cash equivalents at the beginning of the year	**3,243**	**2,391**	**1,694**
Cash flow for the year	(74)	1,053	663
Exchange rate difference in cash and cash equivalents	634	(201)	34
Cash and cash equivalents at the end of the year	**$ 3,803**	**$ 3,243**	**$ 2,391**

As a bank, cash flows from operating activities primarily represent the net flows of money coming in and going out from the bank's consumer lending and retail deposit activities. It's not a reflection of the bank's net operating result for the period.

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Consumer receivables

Consumer receivables represent amounts due from consumers related to Klarna's flexible payment options, including Pay Later and Fair Financing solutions. Consumer receivables, except those which are managed within a business model whose objective is to originate and sell or within a hold-to-collect-and-sell business model are measured at amortized cost, including outstanding principal balances, unamortized deferred origination costs, accrued interest and net of allowances for expected credit losses.

The below table summarizes consumer receivables for the years ended December 31, 2025 and 2024:

	December 31, 2025		
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables	$ 4,604	$ (272)	$ 4,332
Pay Later receivables	6,347	(220)	6,127
Total	**$ 10,951**	**$ (492)**	**$ 10,459**

	December 31, 2024		
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables	$ 3,085	$ (131)	$ 2,954
Pay Later receivables	5,388	(201)	5,187
Total	**$ 8,473**	**$ (332)**	**$ 8,141**

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